UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Wescorp Energy Inc.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

95083L103
(CUSIP Number)

ROBERT H. FRIEDMAN, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 2, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 95083L103

1	NAME OF REPORTING PERSON ABUELO TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BARBADOS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 13,601,4911
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 13,601,4911
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,601,4911
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0%
14	TYPE OF REPORTING PERSON OO

1 The share total consists of shares to be issued by the Issuer pursuant to Sections 3.2(e)(iii) and 3.2(g) of the Abuelo Agreement.

CUSIP NO. 95083L103

1	NAME OF REPORTING PERSON EPITIHIA TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BARBADOS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 13,601,4911
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 13,601,4911
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,601,4911
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0%
14	TYPE OF REPORTING PERSON OO

1 The share total consists of shares to be issued by the Issuer pursuant to Sections 3.2(e)(iii) and 3.2(g) of the Epitihia Agreement.

CUSIP NO. 95083L103

1	NAME OF REPORTING PERSON J&T BANK & TRUST, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BARBADOS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 27,202,9821
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 27,202,9821
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,202,9821
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.0%
14	TYPE OF REPORTING PERSON CO

1 The share total consists of shares to be issued by the Issuer pursuant to Sections 3.2(e)(iii) and 3.2(g) of the Abuelo Agreement and Sections 3.2(e)(iii) and 3.2(g) of the Epitihia Agreement.

CUSIP NO. 95083L103

The following constitutes Amendment No. 1 to the Schedule 13D (“Amendment No. 1”) filed by the undersigned.  This Amendment No. 1 amends the Schedule 13D as specifically set forth.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)           The percentages reported herein are calculated based on the sum of (i) 90,907,557 shares of Common Stock, $0.0001 par value per share, outstanding as of November 12, 2009, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 20, 2009, plus (ii) the 13,601,491 shares of common stock to be issued to each of Abuelo and Epitihia pursuant to Sections 3.2(e)(iii) and 3.2(g) of those certain Share Purchase Agreements, each dated January 14, 2004, as amended, by and between both, the Issuer and Abuelo and the Issuer and Epitihia.

As of the close of business on April 7, 2010, Abuelo beneficially owned 13,601,491 Shares, representing approximately 13.0% of the Shares outstanding.

As of the close of business on April 7, 2010, Epitihia beneficially owned 13,601,491 Shares, representing approximately 13.0% of the Shares outstanding.

As the trustee of both Abuelo and Epitihia, J&T may be deemed to beneficially own the 27,202,982 Shares beneficially owned in the aggregate by Abuelo and Epitihia, representing approximately 23.0% of the Shares outstanding.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any Shares it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that it does not directly own.

(b)           Each of Abuelo and Epitihia shares with J&T voting and dispositive power over the Shares each such entity beneficially owns.

(c)           Schedule A annexed hereto lists all transactions in securities of the Issuer during the past sixty days by the Reporting Persons.  All of such transactions were effected in the open market, unless otherwise noted.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e)           Not applicable.

CUSIP NO. 95083L103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2010	ABUELO TRUST

	By:	J&T Bank and Trust, Inc., its trustee

	By:	/s/ Lisa Cumberbatch and Deborah Simmons
Lisa Cumberbatch and Deborah Simmons,
Authorized Signatories

EPITIHIA TRUST

By:	J&T Bank and Trust, Inc., its trustee

By:	/s/ Lisa Cumberbatch and Deborah Simmons
Lisa Cumberbatch and Deborah Simmons,
Authorized Signatories

J&T BANK AND TRUST, INC.

By:	/s/ Lisa Cumberbatch and Deborah Simmons
Lisa Cumberbatch and Deborah Simmons,
Authorized Signatories

CUSIP NO. 95083L103

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

ABUELO TRUST

1,021,900	*	N/A	02/02/2010
1,124,090	**	N/A	03/02/2010
1,236,499	***	N/A	04/02/2010

EPITIHIA TRUST

1,021,900	#	N/A	02/02/2010
1,124,090	##	N/A	03/02/2010
1,236,499	###	N/A	04/02/2010

J&T BANK AND TRUST, INC.

NONE

* Shares due by March 1, 2010, to be issued by the Issuer pursuant to Sections 3.2(e)(iii) and 3.2(g) of the Abuelo Agreement.
** Shares due by April 1, 2010, to be issued by the Issuer pursuant to Sections 3.2(e)(iii) and 3.2(g) of the Abuelo Agreement.
*** Shares due by May 1, 2010, to be issued by the Issuer pursuant to Sections 3.2(e)(iii) and 3.2(g) of the Abuelo Agreement.
# Shares due by March 1, 2010, to be issued by the Issuer pursuant to Sections 3.2(e)(iii) and 3.2(g) of the Epitihia Agreement.
## Shares due by April 1, 2010, to be issued by the Issuer pursuant to Sections 3.2(e)(iii) and 3.2(g) of the Epitihia Agreement.
### Shares due by May 1, 2010, to be issued by the Issuer pursuant to Sections 3.2(e)(iii) and 3.2(g) of the Epitihia Agreement.